Exhibit 12.1

Valmont Industries, Inc.

Computation of Ratios of Earnings to Fixed Charges

(dollars in thousands)

	Fiscal year ended December 26, 2009	Fiscal year ended December 27, 2008	Fiscal year ended December 29, 2007	Fiscal year ended December 30, 2006	Fiscal year ended December 31, 2005

Fixed charges, as defined
Interest Expense	15,760	18,267	17,726	17,124	19,498
Capitalized interest	—	—	—	—	—
Interest component of non-cancelable lease rent	5,431	4,927	3,782	3,510	3,549

Total fixed charges (A)	21,191	23,194	21,508	20,634	23,047

Earnings, as defined:
Earnings before income taxes and equity in earnings of nonconsolidated subsidiaries	226,084	205,519	140,169	96,319	64,373
Fixed Charges - from above	21,191	23,194	21,508	20,634	23,047
Total earnings and fixed charges (B)	247,275	228,713	161,677	116,953	87,420

Ratio of earnings to fixed charges (B/A)	11.67	9.86	7.52	5.67	3.79